EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Fixed Charges:
Interest on First Mortgage Bonds	$35,910	$31,442	$24,154	$21,647	$19,458	$11,779
Interest on Other Long-term Debt	27,457	38,623	55,977	56,597	71,837	70,440
Interest on Short-term Debt	4,903	9,207	19,263	13,088	439	1,249
Miscellaneous Interest Charges	3,113	6,754	20,356	3,929	4,961	7,123
Estimated Interest Element in Lease Rentals	79,300	73,800	74,100	74,000	72,400	72,400

Total Fixed Charges	$150,683	$159,826	$193,850	$169,261	$169,095	$162,991

Earnings:
Net Income(Loss)Before
Cumulative Effect of Accounting Change	$96,628	$32,776	$(132,032)	$75,788	$73,992	$86,740
Plus Federal Income Taxes	47,210	18,866	(4,524)	49,725	44,647	46,172
Plus State Income Taxes	4,938	(7,352)	9,237	9,442	190	1,505
Plus Fixed Charges (as above)	150,683	159,826	193,850	169,261	169,095	162,991

Total Earnings	$299,459	$204,116	$66,531	$304,216	$287,924	$297,408

Ratio of Earnings to Fixed Charges	1.98	1.27	0.34	1.79	1.70	1.82

For the year ended December 31, 2000, the Earnings to cover Fixed Charges were deficient by $127,319,000.